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                              June 28, 2023

       Stephen C. Glover
       Chief Executive Officer
       ZyVersa Therapeutics, Inc.
       2200 N. Commerce Parkway, Suite 208
       Weston, FL 33326

                                                        Re: ZyVersa
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2023
                                                            File No. 333-272657

       Dear Stephen C. Glover:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, filed June 15, 2023

       Cover Page

   1. Please revise your cover page to disclose the date that the offering will end. Refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K.
   2. We note your disclosure that there is no minimum number of shares of securities or minimum aggregate
amount of proceeds that is a condition for this offering to close and that you may sell fewer
than all of the securities offered, which may significantly reduce the amount of proceeds
received by you, and investors in this offering will not receive a refund if you do not
sell all of the securities offered. We also note your disclosure that because there is no
escrow account and no minimum number of securities or amount of proceeds, investors
could be in a position where they have invested in you, but you have not raised sufficient
proceeds in this offering to adequately fund the intended uses of the
 Stephen C. Glover
ZyVersa Therapeutics, Inc.
June 28, 2023
Page 2
         proceeds as described in the prospectus. Please revise your registration statement to make similar disclosures in the Prospectus Summary and Use of Proceeds sections.
3. We note your disclosure on page 6 that you may use a portion of the net proceeds of this offering to "redeem the remaining PIPE Shares pursuant to the Series A Certificate of
         Designation." We also note your disclosure on page 50 that as a result of the recently completed Best Efforts Offering, you redeemed "substantially all of the PIPE Shares in accordance with the Series A Certificate of Designation." Please revise your cover page to disclose that you may use a portion of the net proceeds of this offering to redeem the remaining PIPE Shares pursuant to the Series A Certificate of Designation, that the floor price of the PIPE Shares was reset to the applicable floor price of $2.00 and that, to the extent the market price of your common stock is above the floor price, the holders of such securities could be redeemed at a profit. Please also disclose here and elsewhere, as appropriate, the number of PIPE Shares that are currently outstanding that could be redeemed using the net proceeds of this offering.
Post Business Combination Related Party Transactions
Private Placement, page 136

4. We note your disclosure that on June 5, 2023, you issued an aggregate of 3,044,152 shares of common stock to certain members of the Sponsor in exchange for increasing the duration of their lockup period with respect to all securities of the company owned by such members. Please revise your disclosure to describe the material terms of this transaction, including the length of the extended lockup period and the total number of shares that the lockup period applies to. Additionally, to the extent material, please disclose the reason for the extension of the lockup period and whether the members of the
         Sponsor will have a lower cost basis in the shares of common stock than investors in this offering.
Exhibits
FirstName LastNameStephen C. Glover
Comapany
5.         NameZyVersa
       Please file the form Therapeutics, Inc.form of pre-funded warrants, and the agreement with of warrants, the
       your
June 28,    placement
         2023 Page 2 agent for this offering as exhibits to your registration statement.
FirstName LastName
 Stephen C. Glover
FirstName  LastNameStephen
ZyVersa Therapeutics, Inc. C. Glover
Comapany
June       NameZyVersa Therapeutics, Inc.
     28, 2023
June 28,
Page 3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      John D. Hogoboom, Esq.